

Via Facsimile and U.S. Mail
Mail Stop 6010

March 17, 2006

Mr. Jerome Goldstein
Advanced Magnetics, Inc.
Chief Executive Officer
61 Mooney Street,
Cambridge, MA   02138

Re: Advanced Magnetics, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 14, 2005
File No. 000-14732

Dear Mr. Goldstein:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and ..., page 19

Critical Accounting Policies, page 34

Revenue recognition associated with license fees, page 34

1.   Consistent with Section V of Financial Reporting Release 72, please provide us the following information, in disclosure-type format, about your estimated total development expenses:

- how accurate the estimate has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future;

- the amount of changes in the estimate and its effect on the revenue recognized in each period or that changes in the estimate have not been material; and,

- the amount of the change in the estimate that is reasonably likely in the future and the effect on revenue that the change would have on your financial statements.

Financial Statements

Notes to Financial Statements, page 59

L. Commitments and Contingencies, page 69

2.   Please provide us, in disclosure-type format, disclosures that comply with paragraph 10 of SFAS 5, as you do not appear to give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. If an estimate cannot be made, please provide as much discussion and quantification as possible about the potential from each contingency.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Oscar M. Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant

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        TX/RX NO              3134
        CONNECTION TEL                  16174993362
        SUBADDRESS
        CONNECTION ID
        ST. TIME             03/17 14:19
        USAGE T              01'33
        PGS.                    4
        RESULT               OK
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549



FAX TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO

Name: Jerome Goldstein

Organization: Advanced Magnetics, Inc.

Fax Number: (617) 499-3362

Total Number of Pages, Including Cover Sheet: 4

Registrant: Advanced Magnetics, Inc.

Document: Form 10-K for the Fiscal Year Ended September 30, 2005

Date: March 17, 2006

FROM:

Oscar M. Young, Jr., Division of Corporation Finance
Telephone Number: (202) 551-3622
Facsimile Number: (202) 772-9217

If you do not receive all pages, please telephone the above number for assistance.